Grow Source Technologies, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ended December 31, 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Grow Source Technologies, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Other Matter
On July 8th, 2023, the Company was restructured and reconstituted into the new entity. See disclosures below as well as the Lively Root Technologies financial report for 2021 and 2022 for further details.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 29, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2023
ASSETS	
Current Assets	
Cash and Cash Equivalents	14,703
Accounts Receivable	63,688
Prepaid Expenses	3,266
Inventory	228,043
Total Current Assets	309,700
Non-current Assets	
Computers, Machinery & Equipment, net of Accumulated Depreciation	126,125
Total Non-Current Assets	126,125
TOTAL ASSETS	435,825
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	746,918
Notes Payable	1,671,741
Gift Card Liability	65,639
Sales Tax Payable	24,480
Other	3,850
Total Current Liabilities	2,512,627
Long-term Liabilities	
Notes Payable	714,605
Total Long-Term Liabilities	714,605
TOTAL LIABILITIES	3,227,232
EQUITY	
Accumulated Deficit	(2,791,406)
Total Equity	(2,791,406)
TOTAL LIABILITIES AND EQUITY	435,825

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 6/8/2023	-	-	-	-	-
Issuance of Common Stock	9,000,000	-	-	-	-
Net Income (Loss)	-	-	-	(2,791,406)	(2,791,406)
Ending Balance 12/31/2023	9,000,000	-	-	(2,791,406)	(2,791,406)

Statement of Operations

	Year Ended December 31, 2023
Revenue	1,917,945
Cost of Revenue	218,395
Cost of Revenue - Related Party	693,971
Gross Profit	1,005,579
Operating Expenses	
Advertising and Marketing	473,461
General and Administrative	976,368
General and Administrative - Related Party	47,951
Rent and Lease	11,392
Depreciation Expense	66,840
Total Operating Expenses	1,576,012
Operating Income (loss)	(570,434)
Other Expense	
Interest Expense	78,978
Assumption of Debt Upon Restructuring	2,141,995
Total Other Expense	2,220,973
Earnings Before Income Taxes	(2,791,406)
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	(2,791,406)

Statement of Cash Flows

	Year Ended December 31, 2023
OPERATING ACTIVITIES	
Net Income (Loss)	(2,791,406)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	66,840
Accounts Payable and Accrued Expenses	750,768
Inventory	(228,043)
Accounts Receivable	(63,688)
Prepaid Expenses	(3,266)
Gift Card Liability	65,639
Sales Tax Payable	24,480
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	612,729
Net Cash provided by (used in) Operating Activities	(2,178,678)
INVESTING ACTIVITIES	
Computer & Hardware and Machinery & Equipment	(192,965)
Net Cash provided by (used by) Investing Activities	(192,965)
FINANCING ACTIVITIES	
Notes Payable	2,386,346
Net Cash provided by (used in) Financing Activities	2,386,346
Cash at the beginning of period	-
Net Cash increase (decrease) for period	14,703
Cash at end of period	14,703

Grow Source Technologies, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Grow Source Technologies, Inc. ("the Company") was formed in Delaware on June 8th, 2023. The Company was previously known as Lively Root Technologies, Inc, which was formed in Delaware on June 30th, 2020.

On July 8th, 2023, the Company was restructured and reconstituted into the new entity. The equity ownership was substantially changed and most of the previous shareholders are no longer a part of the new restructured entity, and the debt was substantially reduced by approximately $3M. All of the assets, employees, and management are identical moving forward. Business operations and customers were not impacted, and they continue to operate on a day-to-day basis as they did previously. The Company delivers a broad range of the highest quality plant products directly to the modern consumer's doorstep through their engaging digital platform, sophisticated business model, cutting-edge packaging, optimized logistics, and highly experienced management team. The Company launched in 2020 and has generated over $2.3 million in revenues in the first eight months of existence from customers in all 50 states. The Company is preparing to supercharge their already fast paced growth. Their evolving technology and model are well positioned to take advantage of the seismic shift towards the digital garden center for all demographics.

The Company will continue conducting a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities. The Company had a predecessor entity called Lively Root Technologies, Inc.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The Company had a gift card liability balance of $65,639 as of December 31st, 2023.

Asset Purchase Agreement

Prior to the restructuring and reconstituting into the new entity on July 8th, 2023, the predecessor entity was in debt a total of $1,095,293 to a third party. The debt was due in February of 2023, but the predecessor entity had failed to repay. The predecessor entity was considered to be insolvent, lacking liquidity, and unable to continue operations. To maximize value to the predecessor entities creditor body, the Board unanimously approved and accepted a proposal, conditioned on the assumption of $1,095,293 of liabilities of the predecessor entity by the new Company all with the goal of maximizing value for the creditor body of predecessor entity and continuing the business as a going concern. Pursuant to this agreement, The Company will pay $1,200,000 to the third party for the collateral and assume from the predecessor entity the liabilities, resulting in a total purchase price of $2,295,293. The board believes that this purchase price far exceeds the liquidation value of the business, thus resulting in a great outcome for the creditor body. The Company assumed the liability for various Shopify loans, various Paypal loans, as well as the loans totaling $1,200,000, $125,000, and $555,930 disclosed in Note 5 – Liabilities and Debt.

The assets acquired by the Company included intangibles such as brand, website, and other intellectual property estimated to be $2,141,995. The entire asset amount was expensed in 2023.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows

expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computers	5	47,569	(20,962)	-	26,607
Machinery & Equipment	5-7	145,397	(45,878)	-	99,518
Grand Total	**-**	**192,965**	**(66,840)**	**-**	**126,125**

Inventory

The Company had an inventory balance of $228,043 as of December 31st, 2023, consisting of $113,051 of finished goods and $114,992 in packaging and materials. The Company performs monthly inventory valuations and values its inventory using the FIFO (First-In, First-Out) method of accounting.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

On July 1st, 2023, the Company was restructured and reconstituted into a new entity called Grow Source Technologies, Inc. The equity ownership was substantially changed and most of the previous shareholders are no longer a part of the new restructured entity. As part of this event, the Company's outstanding stock option and warrants as of December 31st, 2022, were cancelled.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities

for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A board member is an owner of one of the Company's major vendors. The Company entered into a Supply, Fulfillment, and Services Agreement with this related party vendor. The agreement requires that the Company purchase plants from this vendor and the vendor will grow, package and ship such plants directly to the Company's customers. The vendor shall be the Company's sole California nursery and grower for sourcing grown plant products to the west coast. The Company incurred approximately $693,971 in cost of revenue and $47,951 in general and administrative expenses incurred in 2023, related to this vendor.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

The Company has entered into various short term lease agreements but does not have any long-term lease obligations as of December 31st, 2023.

The Company has potential litigation from a previous vendor for an unpaid disputed balance of $263,826.

The Company has a potential litigation for a breach of contract in the amount of $110,000. The Company has challenged this as the contract was not fulfilled and key information was withheld by the other entity that was material to the transaction.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into various Shopify loan agreements resulting in aggregate loan balances of $232,503 as of December 31st, 2023. The loans contain loan fees of around 10%. The loans contain a repayment percentage of 15%

of daily receivables. The loans are expected to be repaid in 2024. See Asset Purchase disclosure above for additional details.

The Company entered into various Paypal loans resulting in aggregate loan balances of $158,235 as of December 31st, 2023. The loans contain loan fees of around 10%. The loans contain a repayment percentage of 30% of daily receivables. The loans are expected to be repaid in 2024. See Asset Purchase disclosure above for additional details.

The Company entered into an equipment financing agreement for which they received $73,251 and had a balance of $65,131 as of December 31st, 2023. The amount does not accrue interest and requires 60 monthly payments fully due in 2028.

The Company entered into a loan agreement for funding of $457,226 for which they were required to repay $507,558. The loan balance was $49,547 as of December 31st, 2023. The loan contains an interest rate of 44.2% and is expected to be repaid in 2024.

The Company entered into a security agreement resulting in a balance of $1,200,000 as of December 31st, 2023. The agreement contains an interest rate of 10% per annum and has a maturity date in July of 2025. If the Company is unable to repay by July of 2025, the loan is extended until July of 2026. See Asset Purchase disclosure above for additional details.

The Company entered into a loan agreement for which they received $125,000. The loan accrues interest at 10% and is due in July of 2025. If the Company is unable to repay by July of 2025, the loan is extended until July of 2026. See Asset Purchase disclosure above for additional details.

The Company was loaned amounts resulting in a debt balance of $555,930 as of December 31st, 2023. The amount does not accrue interest and is due on demand. See Asset Purchase disclosure above for additional details.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	1,671,741
2025	675,526
2026	13,026
2027	13,026
2028	13,026
Thereafter	-

Debt Summary

				For the Year Ended December 2023		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Shopify Loan	232,503	None - Loan Fee Only	2024	232,503	-	232,503
Paypal Loan	158,235	None - Loan Fee Only	2024	158,235	-	158,235
Equipment Financing	73,251	None	2028	13,026	52,105	65,131
Notes Payable 1	507,558	44.2%	2024	49,547	-	49,547
Notes Payable 2	1,200,000	10%	2025	600,000	600,000	1,200,000
Notes Payable 3	125,000	10%	2025	62,500	62,500	125,000
Notes Payable 4	555,930	None	2024	555,930	-	555,930
Total				**1,671,741**	**714,605**	**2,386,346**

NOTE 6 – EQUITY

On July 1st, 2023, the Company was restructured and reconstituted into a new entity called Grow Source Technologies, Inc. The equity ownership was substantially changed and most of the previous shareholders are no longer a part of the new restructured entity.

The Company is authorized to issue 10,000,000 Common Stock at a par value of $0.00001 per share. 9,000,000 Common Stock were issued and outstanding as of December 31st, 2023. There is no preferred stock authorized as of yet.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2024, the date these financial statements were available to be issued.

A former employee filed a lawsuit against the Company. Management estimates the claims against the Company to be $121,500. A former vendor filed a lawsuit against the company for a prior unpaid balance. Management estimates the claims against the Company to be $202,212.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.